SUPPLEMENT Dated March 1, 2010
To the Prospectus Dated February 1, 2010

ING Select Rate
Issued By ING Life Insurance and Annuity Company

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-888-854-5950.

For Contracts issued in the <u>Commonwealth of Massachusetts</u>:

1.   Surrender Charge – The waiver of Surrender Charge for Extended Medical Care or a Terminal Condition is **<u>not</u>** available.

2.   Right to Examine and Return this Contract – You may return the Contract within 10 days of your receipt of it. If so returned, we will promptly pay you the Accumulation Value, adjusted for any Market Value Adjustment. In the event that the Market Value Adjustment is negative, the amount we pay you could be less than the Single Premium. If the contract is issued as a replacement contract, you may return it within 20 days after the date you receive it and we will pay you the Single Premium paid less any Withdrawals.